Exhibit 99.1

CIBC Declares Dividends for the Quarter Ending July 31, 2024 and announces a change to its Shareholder Investment Plan

TORONTO, May 30, 2024 - CIBC (TSX: CM) (NYSE: CM) announced today that its Board of Directors declared a dividend of $0.90 per share on common shares for the quarter ending July 31, 2024 payable on July 29, 2024 to shareholders of record at the close of business on June 28, 2024.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending July 31, 2024 payable on July 29, 2024 to shareholders of record at the close of business on June 28, 2024:

Series 39 - $0.232063

Series 41 - $0.244313

Series 43 - $0.196438

Series 47 - $0.367375

Series 51 - $0.321875

Change to the Shareholder Investment Plan

CIBC also announced today that it will make a change to its elections under the CIBC Shareholder Investment Plan (the “Plan”).

Under the Plan, CIBC offers the Dividend Reinvestment Option for Canadian residents and the Stock Dividend Option for US residents, to reinvest dividends, respectively, on their CIBC common shares and preferred shares in the form of CIBC common shares in lieu of receiving their dividends in cash. Canadian resident shareholders may also purchase additional common shares under the Share Purchase Option.

For the July 29, 2024 dividend and for future dividends declared until further notice, common shares received by participants under the Plan will be issued from treasury without a discount. Previously, common shares received by participants under the “Dividend Reinvestment Option” or “Stock Dividend Option” portions of the Plan were issued from treasury at a 2% discount to the Average Market Price (as defined in the Plan).

Registered shareholders resident in Canada or the United States wishing to join the Plan can obtain an enrolment form from CIBC’s agent, TSX Trust Company (Tel: 1-800-387-0825 or e-mail at shareholderinquiries@tmx.com). Once completed, please return the form to TSX Trust Company P.O Box 4229 Station A Toronto, ON M5W 0G1 Fax: 888-488-1416). In order to participate in time for the July 29, 2024 dividend payment date, enrolment forms from registered shareholders must be received by TSX Trust Company before the close of business on

June 21, 2024. Eligible beneficial or non-registered shareholders must contact their financial institution or broker well in advance of the above date for instructions on how to enroll in the Plan.

Existing registered participants in the Plan who would prefer to receive a cash dividend rather than reinvest their dividends on and after July 29, 2024 must deliver written notice to TSX Trust Company at the above address by no later than June 21, 2024. Eligible beneficial or non-registered participants in the Plan who would prefer to receive a cash dividend rather than reinvest their dividends on and after July 29, 2024 must contact their financial institution or broker for instructions on how to terminate participation in the Plan well in advance of June 21, 2024.

A copy of the Plan offering circular describing the terms and conditions applicable to the Plan is available from the Investor Relations section of www.cibc.com or from the agent at www.tsxtrust.com or by e-mail at shareholderinquiries@tmx.com.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Jason Patchett, CIBC Investor Relations, 416 980-8691, jason.patchett@cibc.com

Erica Belling, CIBC Investor & Financial Communications, 416 594-7251, erica.belling@cibc.com